Exhibit a(13)
BAIRNCO CORPORATION
300 PRIMERA BOULEVARD, SUITE 432
LAKE MARY, FLORIDA 32746
(407) 875-2222
PRESS RELEASE
BAIRNCO ANNOUNCES IMPROVED THIRD QUARTER 2006 RESULTS,
REAFFIRMS GUIDANCE FOR 2006 AND
INCREASES GUIDANCE FOR 2007
Lake Mary, Florida, October 19, 2006 — Bairnco Corporation (NYSE-BZ) today reported improved operating results for the third quarter 2006 as compared to the same period last year, excluding the impact of professional fees related to the Steel Partners Tender Offer (“Offer Fees”) and the tax benefit from an increased basis for income tax accounting purposes in certain real property and related improvements (“Property Tax Benefit”) booked during the third quarter of 2006. Sales for the quarter were up 9.2% to $43,299,000 as compared with the same period in 2005, and excluding the Offer Fees and Property Tax Benefit, net income increased $561,000 to $776,000 and diluted earnings per share increased from $0.03 to $0.11. Net income and diluted earnings per share for the quarter were $1,329,000 and $0.18, respectively, taking the Offer Fees and Property Tax Benefit into consideration.
Bairnco Chairman and Chief Executive Officer Luke E. Fichthorn III stated, “We are pleased with both our improved operating results for the third quarter of 2006 and the continuing momentum we are experiencing in many key areas of our business. We are seeing positive sales trends in our Arlon Electronic Materials and Kasco divisions. Our initiatives to consolidate our operations and reduce operating costs continue to make steady progress. The new China plant was completed and fully staffed in the third quarter and is now operational. Effective October 1, 2006 Kasco acquired Atlanta SharpTech with fiscal 2006 sales of $18.7 million for approximately $14 million. The combined management teams have already begun integrating the businesses while building on their respective strengths. We believe continuing internal growth combined with acquisitions that fit and ongoing cost reduction programs will drive both short term and long term growth and enhance shareholder returns.”
Total sales in the third quarter 2006 were $43,299,000, as compared to $39,668,000 in 2005. Segment results were as follows:
•	Arlon’s Electronic Materials sales increased 16.2% from the third quarter 2005 due primarily to extremely strong activity in both the electronics and industrial served markets.

•	Arlon’s Coated Materials sales increased 5.9% from the third quarter 2005 on strong foreign and digital print sales but partially offset by weaker domestic graphics, automotive and industrial markets.

•	Kasco’s sales increased 5.6% from the third quarter 2005 due primarily to continued growth in North American service and repair revenue and improved European sales both in local currency and US dollars.
Gross profit increased 15.9% to $12,235,000 in the third quarter 2006 from $10,557,000 in 2005. The gross profit improvement was from increased sales and production volumes at Arlon’s Electronic Materials and reduced relocation and closing costs in the third quarter of 2006 versus 2005 which were partially offset by Arlon’s Coated Materials reduced margins due to the change in mix in the graphics business as corporate re-imaging continues to be replaced by lower margin digital print products. Gross profit margin as a percent of sales increased to 28.3% in the third quarter 2006 from 26.6% in 2005. Third quarter 2006 gross profit includes $265,000 of start-up expenses related to Arlon’s China manufacturing facility. Third quarter 2005 gross profit reflects $435,000 in relocation costs related to the move of Kasco’s manufacturing operations to Mexico and $22,000 of China start-up expenses.
Selling and administrative expenses for the third quarter 2006, excluding the Offer Fees, were up 6.6% to $10,859,000. Included in the Company’s third quarter 2006 selling and administrative expenses is $85,000 of start-up expenses for the China manufacturing facility. 2005 selling and administrative expenses included $83,000 of start-up expenses related to the China manufacturing facility. The Offer Fees were $1,627,000 in the third quarter 2006 bringing total selling and administrative expenses to $12,486,000.
Net interest expense was $95,000 in 2006 as compared to $38,000 in 2005 due to increased outstanding borrowings. Excluding the Property Tax Benefit in 2006, the effective tax rate for the third quarter of 2005 and 2006 was 35.0%. Excluding the Offer Fees and the related tax benefit, and the Property Tax Benefit, net income in the third quarter 2006 increased $561,000 to $776,000 as compared to $215,000 in 2005, and diluted earnings per share increased to $0.11 from $0.03 in 2005. Net income increased $1,114,000 to $1,329,000 in 2006 and diluted earnings per common share increased to $0.18 from $0.03 in 2005.
In November 2005, Bairnco filed a notification with the Internal Revenue Service that it planned to increase its basis for income tax accounting purposes in certain real property and related improvements acquired as part of an asset purchase in 1989. The Company and its advisors have concluded that a reasonable passage of time from the filing of the notification occurred during the third quarter of 2006 for the IRS to question this position. The Company filed its 2005 federal income tax return in the third quarter utilizing the increased income tax basis. This tax return treatment for financial statement purposes resulted in an increase in deferred tax assets of $0.7 million, a reduction in income tax payable of $0.9 million and a related reduction in the provision for income taxes of $1,554,000 (the Property Tax Benefit) in the third quarter of 2006.
Sales for the first nine months of 2006 increased 5.9% to $131,151,000 from $123,878,000 in 2005 primarily due the solid growth in the Arlon Electronic Materials segment and continued growth in Kasco’s North American service and repair business. Gross profit improved 6.8% to $38,265,000 from $35,839,000 due to continued strong operating results from Arlon’s Electronic Materials and $638,000 of reduced relocation and plant development costs which were partially reduced by lower margins in the Coated Products Segment due to the lower margins attributable to the product mix shift. Selling and administrative expenses in the first nine months of 2006 increased 3.9% to $32,762,000, excluding $1,925,000 of Offer Fees, from $31,549,000 in 2005. Net income increased to $3,690,000 in the first nine months of 2006 from $2,726,000 in 2005 and diluted earnings per share increased to $0.50 in 2006 from $0.36 in 2005. Excluding the impact of the Offer Fees and the related tax benefit, and the Property Tax Benefit, net income in the first nine months of 2006 increased 21.8% to $3,320,000 and diluted earnings per share increased 25.0% to $0.45.
The Company reaffirmed its guidance for 2006 as previously stated in the Company’s Schedule 14D-9, originally filed with the Securities and Exchange Commission on July 6, 2006, including earnings per share for the second half of 2006 which is expected to be in the range of $0.26 to $0.34, excluding the Offer Fees and Property Tax Benefit, as compared to $0.15 for the same period last year. The Company also increased its guidance for 2007 as a result of positive trends in the business and the acquisition of Atlanta SharpTech. For the full year 2006, excluding the Offer Fees and Property Tax Benefit, operating profits are expected to be in the range of $7.25 million to $7.75 million, and earnings per share are expected to grow to between $0.56 and $0.64. Although final budgets are not done until later in the year, current projections for 2007 have been increased to reflect positive trends in the business and benefits of the combination of Kasco and Atlanta SharpTech with earnings per share now in the range of $1.05 to $1.20, sales growing to between $195 million and $205 million and operating profit in the range of $13 million to $15 million.

“Safe Harbor” Statement under the Private Securities Reform Act of 1995
Statements in this press release referring to the expected future plans and performance of the Corporation are forward-looking statements. Actual future results may differ materially from such statements. Factors that could affect future performance include, but are not limited to, changes in US or international economic or political conditions, such as inflation or fluctuations in interest or foreign exchange rates; the impact on production output and costs from the availability of energy sources and related pricing; changes in the market for raw or packaging materials which could impact the Corporation’s manufacturing costs; changes in the product mix; changes in the pricing of the products of the Corporation or its competitors; the market demand and acceptance of the Corporation’s existing and new products; the impact of competitive products; the loss of a significant customer or supplier; production delays or inefficiencies; the ability to achieve anticipated revenue growth, synergies and other cost savings in connection with acquisitions and plant consolidations; the costs and other effects of legal and administrative cases and proceedings, settlements and investigations; the costs and other effects of complying with environmental regulatory requirements; disruptions in operations due to labor disputes; and losses due to natural disasters where the Corporation is self-insured. While the Corporation periodically reassesses material trends and uncertainties affecting the Corporation’s results of operations and financial condition in connection with its preparation of its press releases, the Corporation does not intend to review or revise any particular forward-looking statement referenced herein in light of future events.
Bairnco Corporation is a diversified multinational company that operates two distinct businesses — Arlon (Electronic Materials and Coated Materials segments) and Kasco (Replacement Products and Services segment). Arlon’s principal products include high technology materials for the printed circuit board industry, cast and calendered vinyl film systems, custom-engineered laminates and special silicone rubber compounds and components. Kasco’s principal products include replacement band saw blades for cutting meat, fish, wood and metal, and on site maintenance primarily in the meat and deli departments. Kasco also distributes equipment to the food industry in France.

CONTACT:	Kenneth L. Bayne, Bairnco Corporation	or	Larry C. Maingot, Bairnco Corporation
	Telephone: (407) 875-2222, ext. 227		Telephone: (407) 875-2222, ext. 230

Reconciliation of GAAP to Non-GAAP Financial Measures
Management believes that excluding the unusual Offer Fees and tax benefit from the increased basis in real property and related improvements (see discussion above) more clearly reflects the performance of the Company and allows the Company’s stockholders to compare comparable financial statistics across periods. The following tables reconcile certain Generally Accepted Accounting Principles (“GAAP”) financial measures with the non-GAAP financial measures discussed above for the quarters and nine month periods ended September 30, 2006 and October 1, 2005. The non-GAAP financial measures exclude the Offer Fees and tax benefit.

	Quarter Ended
	September 30, 2006	October 1, 2005
Selling and administrative expenses	$12,486,000	$10,189,000
Offer Fees	1,627,000	—

Selling and administrative expenses before Offer Fees	$10,859,000	$10,189,000

Operating profit (loss)	$(251,000)	$368,000
Offer Fees	1,627,000	—

Operating profit before Offer Fees	$1,376,000	$368,000

Net income	$1,329,000	$215,000
Offer Fees, net of $626,000 of tax benefit	1,001,000	—
Property Tax Benefit	(1,554,000)	—

Net income before Offer Fees, net of tax	$776,000	$215,000

Diluted Earnings per Share of Common Stock	$0.18	$0.03
Impact on diluted earnings per share of common stock of Offer Fees	0.14	—
Impact on diluted earnings per share of common stock of the Property Tax Benefit	(0.21)	—

Diluted earnings per share of common stock before Offer Fees and the Property Tax Benefit	$0.11	$0.03

	Nine Months Ended
	September 30, 2006	October 1, 2005
Selling and administrative expenses	$34,687,000	$31,549,000
Offer Fees	1,925,000	—

Selling and administrative expenses before Offer Fees	$32,762,000	$31,549,000

Operating profit	$3,578,000	$4,290,000
Offer Fees	1,925,000	—

Operating profit before Offer Fees	$5,503,000	$4,290,000

Net income	$3,690,000	$2,726,000
Offer Fees, net of $741,000 of tax benefit	1,184,000	—
Property Tax Benefit	(1,554,000)	—

Net income before Offer Fees, net of tax	$3,320,000	$2,726,000

Diluted Earnings per Share of Common Stock	$0.50	$0.36
Impact on diluted earnings per share of common stock of Offer Fees	0.16	—
Impact on diluted earnings per share of common stock of the Property Tax Benefit	(0.21)	—

Diluted earnings per share of common stock before Offer Fees and the Property Tax Benefit	$0.45	$0.36

Comparative Results of Operations (Unaudited)

	Quarter Ended		Nine Months Ended
Condensed Income Statements	Sep 30, 2006	Oct 1, 2005	Sep 30, 2006	Oct 1, 2005

Net sales	$43,299,000	$39,668,000	$131,151,000	$123,878,000
Cost of sales	31,064,000	29,111,000	92,886,000	88,039,000

Gross profit	12,235,000	10,557,000	38,265,000	35,839,000
Selling and administrative expenses	12,486,000	10,189,000	34,687,000	31,549,000

Operating profit (loss)	(251,000)	368,000	3,578,000	4,290,000
Interest expense, net	95,000	38,000	273,000	97,000

Income (loss) before income taxes	(346,000)	330,000	3,305,000	4,193,000
Provision (benefit) for income taxes	(1,675,000)	115,000	(385,000)	1,467,000

Net income	$1,329,000	$215,000	$3,690,000	$2,726,000

Basic Earnings per Share of Common Stock	$0.19	$0.03	$0.52	$0.37

Diluted Earnings per Share of Common Stock	$0.18	$0.03	$0.50	$0.36

Basic Average Common Shares	7,120,000	7,346,000	7,155,000	7,379,000
Diluted Average Common Shares	7,365,000	7,612,000	7,385,000	7,649,000

	Sep 30, 2006
Condensed Balance Sheets	(Unaudited)	Dec 31, 2005

ASSETS

Cash	$1,878,000	$5,313,000
Accounts receivable, net	28,685,000	25,713,000
Inventories	29,590,000	27,231,000
Other current assets	6,399,000	7,387,000

Total current assets	66,552,000	65,644,000
Plant and equipment, net	36,168,000	34,373,000
Cost in excess of net assets of purchased businesses, net	14,525,000	14,439,000
Other assets	11,149,000	11,312,000

Total Assets	$128,394,000	$125,768,000

LIABILITIES AND STOCKHOLDERS’ INVESTMENT

Short-term debt	$829,000	$2,233,000
Current maturities of long-term debt	100,000	134,000
Accounts payable	11,415,000	12,051,000
Accrued expenses	10,912,000	9,406,000

Total current liabilities	23,256,000	23,824,000
Long-term debt	11,236,000	7,069,000
Other liabilities	8,377,000	11,417,000
Stockholders’ investment	85,525,000	83,458,000

Total Liabilities and Stockholders’ Investment	$128,394,000	$125,768,000

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